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                          January 5, 2024

       George Ng
       Chief Executive Officer
       Processa Pharmaceuticals, Inc.
       7380 Coca Cola Drive, Suite 106
       Hanover, MD 21076

       Processa Pharmaceuticals, Inc.

                                                        Re: Processa
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-276308

       Dear George Ng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Kirwan